Invest in Atense Inc.

World's first patented computer vaccine stops malware without knowing about it



STOP MALWARE WITHOUT KNOWING ANY MALWARE'S SIGNATURE

ATENSE.COM   PLANO TX

| Hardware | Software | Technology | Saas | Minority Owned |

Why you may want to invest in us...

1   Global cybersecurity market is predicted to grow from $167 billion in 2019 to $248 billion in 2023.

2   We have a working prototype which is 70% complete to becoming a commercial product.

3   The computer is shielded from all malware, computer viruses, and ransomware.

4   We hold 8 US patents and have patents pending in Europe, India and China.

5   The US DoD and large enterprises have already expressed interest in using our technology.

6   The founding team has over 75 years experience in technology and startups.

7   The founding team is responsible for having raised 200 million US dollars over their careers.

8   The founder has invested over $600,000 in funds and labor

Why investors ❤ us

WE'VE RAISED $22.560 SINCE OUR FOUNDING



I have known John for over 12 years. John is passionate about benefitting the world by creating a product that can effectively fight viruses and malware. Since being a victim of malware many years ago, he has worked tirelessly on developing Computer Vaccine, a truly disruptive cybersecurity product that can defeat all malware. John has demonstrated the working prototype to me and I am impressed with its abilities to stop malware and cyber threats.

Wayne A. Lampert

LEAD INVESTOR   INVESTING $5,000 THIS ROUND & $4,000 PREVIOUSLY



John is a seasoned entrepreneur and technology guru and I have full confidence that his new venture Atense will be hugely successful
Sundeep Dronawat ☆

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Our team



John Almeida
Founder and CEO
Mr. Almeida holds 22 US patents currently used in virtual content, encryption, online advertising, social networking and e-commerce. Eight patents will be utilized in Computer Vaccine.




Rick O'Hara
Advisor and Acting COO
Mr. O'Hara has over 30 years of experience in management consulting and as CFO of young technology companies. Areas of expertise include fundraising, management, business and strategic planning, financial modeling, and launching new ventures.




William Archibald
CPO
Mr. Archibald has over 30 years of experience as an engineer, founder, inventor, CTO and CKO. As the founder and CTO of GlobeSet, he raised over $90M in equity financing and developed payment systems used in over 60 institutions in 20 countries.

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Downloads

📄 Atense White Paper.pdf
📄 Atense US Patents.pdf
📄 Non-Exclusive Patents Licensed to Atense.pdf
📄 Atense Pitch Deck.pdf
📄 Executive Summary.pdf

COMPUTER VACCINE

Forbes estimates the global cybersecurity industry will grow to $270 billion a year by 2026. Stop the computer malware epidemic with Atense Computer Vaccine, the world's first patented product guaranteed to defeat all malicious software.

OVERVIEW

Atense Computer Vaccine encrypts every legitimate software program on a computer, creating a new executable program incorporating a digital DNA fingerprint unique to the computer. Computer Vaccine places itself within the operating system, so only programs with the digital DNA can run. This prevents any malware or code injection invasions.

HISTORY

In 2006 the founder, John Almeida, was hacked, even though his computer had up to date anti-virus software installed and running. Anti-virus software could not stop the malware because it is a reactive solution and can only identify and stop known malware. Since many new malware strains are released daily, he decided to invent a proactive solution to stop malware without knowing anything about any of them.

He invested eleven years doing research and, in the middle of 2017, a breakthrough. The solution to stop the malware epidemic was, having a kernel software driver working in the operating system to control what can and cannot be installed and executed on the computer. Also, a software platform with its own installer, login, certification, whitelisting and dashboard working with the kernel software driver. And both, the kernel software driver and the software platform working independent from the operating system.

Up to now, Atense has been granted eight US patents for this technology, with several more US patents pending and patents filed in China, Europe and India. We filed a trademark for 'Computer Vaccine' and 'Atense'. Ownership of the intellectual properties have been transferred to Atense, Inc.

The founder, through another entity which the founder controls, has given to Atense a free non-exclusive license for sixteen additional US patents.

CURRENT TECHNOLOGY VS ATENSE COMPUTER VACCINE

Atense Computer Vaccine is a unique approach to computer security. The current technology just compares files loaded onto the computer with its database of known malware. Since over one million new malware strains are released per day, the competition is always playing catch up. In contrast, Computer Vaccine prevents all malware arriving on a computer from running without knowing anything about any malware.

CURRENT TECHNOLOGY	ATENSE'S COMPUTER VACCINE
	


OPERATING
SYSTEM
HARD DRIVE
COMPUTER
COMPUTER VACCINE
ATENSE
Dashbaord
Certified Software
Installer
Login
Whitelist
USB Key
PLATFORM
KERNEL
DRIVER
OPERATING
SYSTEM
HARD DRIVE
COMPUTER

Unlike competing antivirus products, Computer Vaccine adds another layer over the operating system. It includes its own software certification, installer, and login modules, a white listing database, and a kernel software driver working inside the Windows operating system. This ensures that only software installed via the Computer Vaccine platform is executed.

Each computer hosting the Atense Computer Vaccine platform has a key which is unique to the computer. To install certified software, an authorized user, such as the system administrator, must login to Atense Computer Vaccine. The Atense Computer Vaccine installer uses the key and converts the installed software into a digital DNA which is unique to the computer.

Any software lacking the computer's digital DNA gets blocked, thereby blocking *computer viruses, malware and ransomware.*

OVERVIEW OF ATENSE COMPUTER VACCINE


Atense Computer Vaccine
Watch later

EXPERT REVIEW


Atense Computer Vaccine Reviewer
Watch later



ATENSE COMPUTER VACCINE DEMO



INVESTMENT OPPORTUNITY

Atense is a remarkable investment opportunity. To date, the founder has invested over $600 thousand in personal funds and labor to develop Atense Computer Vaccine. We have a working, demonstrable prototype and once we're funded, we'll turn our working prototype into a commercial product and take it to market. With 8 US patents to date, we have very strong intellectual property protection from the competition. We have received very positive reactions from potential customers and cybersecurity experts. In sum, we will be ready to go to market with a unique, superior solution to cybercrime, which is widely recognized as an enormous problem that the competition cannot adequately address.

CYBER SECURITY MARKET OPPORTUNITY

Viruses, trojan horses, keyboard loggers, and other forms of malware are enormous, growing problems for users worldwide. Worldwide cybercrime exceeded $3 trillion in 2016, and Cybersecurity Ventures predicts that it will grow to $6 trillion by 2021. The security software industry currently grosses over $13 billion a year, with profits of almost $5 billion, and is growing steadily. Most competing software security systems are reactive, so security programs are always playing catchup with creative new malware.


THREATS
Phishing
Code Injection
Trojan Horses
Botnet
Keyboard Loggers
Data Theft
Data Ransoming
Industry grosses over $13 billion
Cybersecurity is #1 concern for bank CEOs
Most security software is reactive
Public awareness growing
Trump Cybersecurity Executive Order

- US ransomware attacks cost an estimated $7.5 billion in 2019. (Emsisoft)
- **More than 150 million ransomware attacks** occurred in the first nine months of 2019, although this represented a five percent decrease over the previous year. (SonicWall)
- A ransomware attack in early 2020 on the New Orleans city government cost the city upwards of $7 million. (SC Magazine)
- In May 2019, a ransomware attack reportedly cost the Baltimore City government more than $18 million. (Engadget)
- Since 2016, a total of 172 ransomware attacks have cost US healthcare organizations $172 million. (Comparitech)
- **One out of five Americans has dealt with a ransomware attack.** (The Harris Poll)
- Ransomware is involved in 27 percent of malware security incidents, up from 24% in 2019. (Verizon 2020 Data Breach Investigations Report)
- Ransom payments more than doubled in Q4 of 2019 versus Q3, increasing from $41 thousand to $84 thousand. (Coveware's Q4 2019 Ransomware Marketplace report)
- The average downtime due to a ransomware attack was 16 days in Q4 of 2019 compared to 12 days in Q3. (Coveware's Q4 2019 Ransomware Marketplace report)
- The ransomware crisis is going to get a lot worse (ZDNet)
- One in five businesses hit by ransomware are forced to close, study shows (Computer Weekly)
- $17,700 is lost every minute due to phishing attacks (CSO Online)
- 94% of malware is delivered via email (CSO Online)
- Phishing attacks account for more than 80% of reported security incidents (CSO Online)
- By 2021, cybercrime damages are estimated to cost $6 trillion annually around the globe (Cybersecurity Ventures)

INDUSTRY AND COMPETITOR ANALYSIS

The top three players holding a 36% market share of the US cybersecurity market are focused on anti-malware. But anti-malware is a reactive solution that only stops

known malware and over one million new malware strains are released every day. Atense Computer Vaccine is a proactive solution that stops malware without knowing anything about it. With our solution, malware is immediately disabled upon arrival.



Market Concentration
Top 3 players - 36% market share
3700 firms - remaining 64%
Low barriers to entry
Check Point
McAfee
Symantec
36%
64%
Others

Firewalls and virus detection software provide some security, but hackers routinely find new ways to circumvent firewalls. Likewise, virus protection providers are always playing catchup, adding new viruses to their scanning databases as they appear. Vendors are now incorporating artificial intelligence to more intelligently detect invasion attempts, but this too is ultimately a reactive process.



THEY HAVE IN COMMON
REACTIVE SOLUTION
React to already known cyber security flaws
ATENSE
PROACTIVE SOLUTION
Stops a cyber attack without knowing any cyber security flaw
Symantec
$3.1 billion
McAfee
$2.1 billion
Check point Software Technologies
$468 million

With Atense Computer Vaccine, malware is disabled upon arrival and cannot run, because it does not have the Atense Computer Vaccine's digital DNA signature, and nothing runs on an Atense Computer Vaccine computer without that signature. Atense Computer Vaccine is a product suite designed for business and government users. It provides guaranteed protection against computer viruses, certification that a software program is free from malware, and enables cyber security personnel to detect attempted invasions as it happens and pinpoint the attack's location within the network. Atense Computer Vaccine technology provides protection for conventional software, SaaS programs, cloud-based computing, and can also protect websites.

At 2017 Black Hat Hacker Survey, 73% of the hackers said: *traditional perimeter security firewalls and antivirus programs are irrelevant or obsolete*. 68% said multi-factor authentication or *encryption are the biggest hacker obstacles*. The bottom line: none of these approaches provides absolute security once a hacker figures out a way to get malware onto a computer. *Atense Computer Vaccine does*.

MARKET SEGMENTS

Our target markets include businesses and governments, which comprise 79% of the US market. The US government alone invested the average of $15 billion in cyber security in 2019. We anticipate getting some revenues from the consumer sector, but plan to focus our marketing and sales efforts on commercial and

government customers.



US GOVERNMENT = 7.4%

$15 billion were spent in cyber security in 2019, representing a 4.1% increase from 2018

US BUSINESS = 71.6%

BANKING AND FINANCE
Range from $22 million to $34.1 billion in annual sales

RETAILERS
Range from $125 million to $19 billion in annual revenue

HEALTH CARE
Range in size $45 million to $34 billion in annual revenue

ATENSE TARGET MARKET

7.4%

21%

71.6%

■ Business   ■ Consumers   ■ Government

MARKETING STRATEGY

We plan to focus on the business and government markets, which comprise 79% of the $13 billion software security industry in the United States. Because large companies and government agencies typically have long sales cycles and can be difficult to penetrate, we plan to hire a captive sales force and establish strategic partnerships with firms that already have established relationships with potential clients.



Create Market Awareness

Publishing Papers, Articles, Press Release

Conferences

Blogs

Industry Associations

We will develop market awareness by attending security software conferences and conventions. Hundreds of these are held every year. We anticipate speaking at conferences to present our technology. We plan to write white papers for publication in trade magazines and work with the press. Our web site will have regular blogs detailing how our technology is implemented at client firms.

OVERVIEW AND FINANCIAL SUMMARY

We anticipate signing our first client in month 8, and additional medium-sized clients every three months thereafter. We expect to begin closing deals with larger customers midway through the second year at the rate of one every six months, and one contract with a government agency per year, starting in year 3. These projections are not guaranteed.

We anticipate providing turnkey Atense Computer Vaccine solutions that provide the hardware and ongoing support using a SaaS (Software as a Service) revenue the hardware and ongoing support using a SaaS (Software as a Service) revenue model. We also anticipate licensing our technology to manufacturers of web-connected devices, such as cell phones, IoT devices, computers, and peripherals. Because each new client generates ongoing subscription revenues, this relatively flat sales forecast generates a rapidly expanding subscription base.



REVENUES AND FINANCIAL FORECAST

Revenues are derived from Atense Computer Vaccine SaaS subscription sales for each logical processor with an Atense Computer Vaccine cryptography device and for each website hosted on servers with Atense Computer Vaccine. Subscription revenues will constitute the bulk of our revenues, with much smaller revenues derived from sales of the cryptography devices. Because each customer and each logical processor using our technology generates ongoing subscription revenues, subscription revenues very quickly outstrip hardware revenues, with very little accompanying direct costs. The chart below illustrates revenues from Atense Computer Vaccine crypto computer boards and the accompanying SaaS revenues they generate.



We used an effort-driven methodology to forecast sales, based on building an internal sales force, with assumptions about the types of typical customers and the rate at which we consummate sales with new customers. Specifically, we defined three categories of clients: medium commercial, large commercial, and government agencies, including military/national defense.

The financial projections are based on conservative projections, known capital costs, and competitive pricing with comparable products already in the marketplace. Below are summary projected income statements for the next three years.

P&L Forecast Summary ($000)

	Year 1		Year 2		Year 3	
Gross Revenue						
Computer Vaccine Encryption Boards	123	32%	792	17%	2,336	12%
Computer Vaccine Encryption Subscriptions	257	68%	3,891	83%	16,780	88%
Gross Revenue	**380**	100%	**4,683**	100%	**19,116**	100%
Less COGS	164	43%	1,024	22%	1,984	10%
Gross Margin	**216**	57%	**3,659**	78%	**17,132**	90%
Operating Expenses						
General & Admin	304	80%	716	15%	1,117	6%
Sales & Marketing	200	53%	1,369	29%	3,192	17%
Research & Development	431	113%	1,889	40%	4,917	26%
Operations	161	42%	837	18%	1,449	8%
Total Operating Expenses	**1,097**	289%	**4,810**	103%	**10,675**	56%
EBITDA	**(881)**	-232%	**(1,151)**	-25%	**6,457**	34%
Depreciation	(10)	-3%	(45)	-1%	(97)	-1%
Interest Income (Expense)	-	0%	-	0%	-	0%
Pretax Income	**(881)**	-232%	**(1,151)**	-25%	**6,457**	34%
Income Taxes	-	0%	-	0%	1,068	6%
Net Income	**(881)**	-232%	**(1,151)**	-25%	**5,389**	28%
Headcount	**15**		**42**		**77**	

** These are company bottom up assumption-driven proforma results and are not guaranteed.*

Investor Q&A

— COLLAPSE ALL

What does your company do?

We shield computers against all forms of computer viruses, malware, and ransomware.

Where will your company be in 5 years?

In 5 years, we hope to be a publicly traded and the top cyber security company in the world. These projections are not guaranteed.

Why did you choose this idea?

I, John Almeida, have been in the computer industry since 1984. In 2006 I was hacked and it took me one week to remove all malware from my computer. At that moment, I decided to change the computer security industry.

How far along are you? What's your biggest obstacle?

We have a working prototype and 8 US patents and patents pending in the US, China, India and Europe. Lack of funding is the biggest obstacle we face.

Who competes with you? What do you understand that they don't? ⌄

The computer anti-virus companies are our direct competitors. Anti-virus is reactive and only stops known computer malware. Our computer vaccine is proactive: it stops computer malware without knowing anything about the malware. Competitors use a reactive method that is only effective against known malware.

How will you make money? ⌄

We'll offer our Computer Vaccine as a SaaS to enterprises and governments, generating ongoing revenue streams for every client.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risk is lack of sufficient funding. The technology industry changes quickly and without the proper funding we may fail. Right now we have a patented working prototype and once we get funded, we'll have the commercial version done in 6-8 months. We need sufficient funding to complete development, hire personnel, and launch marketing and sales campaigns.

Why should I invest in Atense? ⌄

Together, we'll make history and change the world! Our patented, disruptive cybersecurity technology will make the online world secure and a better place for everyone.